Data Vision

8414 Farm Road, Ste 180

Las Vegas, NV 89131

Tel: 778-995-1267

February 6, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: Data Vision

Registration Statement on Form S-1

Filed July 5,2018

File No. 333-226073

On behalf of Data Vision Inc (the “Company”), I am writing to respond to the verbal comments set forth in the conversation with staff February 6, 2019 of the U.S. Securities and Exchange Commission (the “Staff”) related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

Sincerely,

s/s_______________

Xinwei Zhang

Over the past 20 years, Mr. Bin Gu has focused on the development of 3D mapping software, spatial analysis systems and a location-based service platform. He has also hosted and developed various software products for the clients around the world. Data Vision’s foundation is based on building strong relationships with well-established technology companies in their respective fields such as ARCHIBUS INC., the world’s leading provider of real estate and facility management products, and Weltop, a renowned geospatial information service provider. Mr. Bin Gu has no working experiences in the United States. Data Vision is a new corporation and has no operation in the United States yet, so we consider that this is lack of operation history and experiences for our technology officer Mr. Bin Gu.

Response: the word “partnership” was used in error, there are no agreements in place with the companies referred to. The proper description is the company building strong relationships with well-established technology companies in their respective fields such as ARCHIBUS INC., the world’s leading provider of real estate and facility management products, and Weltop, a renowned geospatial information service provider